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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                              Iomai Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46202P103
                         -----------------------------
                                 (CUSIP Number)

                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                March 2, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
                              OMB control number.

-------------------                                     ----------------------
CUSIP NO. 46202P103             13D                     PAGE 2 OF 17 PAGES
-------------------                                     ----------------------
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        New Enterprise Associates 10, Limited Partnership
------- ------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                              (a) [ ]
                                                              (b) [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) [ ]

------- ------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER

       NUMBER OF                0 shares
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY
          EACH                  7,518,257 shares
       REPORTING           -----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                7,518,257 shares
------------------------- ----- ------------------------------------------------

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,518,257 shares

------- ------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)

------- ------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.3%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
------- ------------------------------------------------------------------------

                               Page 2 of 17 pages

-------------------                                     ----------------------
CUSIP NO. 46202P103             13D                     PAGE 3 OF 17 PAGES
-------------------                                     ----------------------
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        NEA Partners 10, Limited Partnership
------- ------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                              (a) [ ]
                                                              (b) [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) [ ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER

       NUMBER OF                0 shares
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY
          EACH                  7,518,257 shares
       REPORTING           -----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH
                                0 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                7,518,257 shares
------------------------- ----- ------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,518,257 shares
------- ------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)

------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.3%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
------- ------------------------------------------------------------------------


                               Page 3 of 17 pages

-------------------                                     ----------------------
CUSIP NO. 46202P103             13D                     PAGE 4 OF 17 PAGES
-------------------                                     ----------------------
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Michael James Barrett
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                      (a) [ ]
                                                      (b) [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)  [ ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen
------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0 shares
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                7,518,257 shares
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                 7,518,257 shares
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,518,257 shares
------- ------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)
------- ------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.3%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ------------------------------------------------------------------------

                                  Page 4 of 17 pages

-------------------                                     ----------------------
CUSIP NO. 46202P103             13D                     PAGE 5 OF 17 PAGES
-------------------                                     ----------------------
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Peter J. Barris
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                      (a) [ ]
                                                      (b) [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)  [ ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen
------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0 shares
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                7,518,257 shares
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                 7,518,257 shares
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,518,257 shares
------- ------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)
------- ------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.3%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ------------------------------------------------------------------------

                               Page 5 of 17 pages

-------------------                                     ----------------------
CUSIP NO. 46202P103             13D                     PAGE 6 OF 17 PAGES
-------------------                                     ----------------------
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        C. Richard Kramlich
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [ ]
                                                                 (b)  [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) [ ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0 shares
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                7,518,257 shares
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                7,518,257 shares
------------------------- ----- ------------------------------------------------

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,518,257 shares
------- ------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)
------- ------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.3%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ------------------------------------------------------------------------

                               Page 6 of 17 pages

-------------------                                     ----------------------
CUSIP NO. 46202P103             13D                     PAGE 7 OF 17 PAGES
-------------------                                     ----------------------
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Charles W. Newhall III
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [ ]
                                                                 (b)  [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) [ ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0 shares
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                7,518,257 shares
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                7,518,257 shares
------------------------- ----- ------------------------------------------------

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,518,257 shares
------- ------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)
------- ------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.3%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ------------------------------------------------------------------------

                               Page 7 of 17 pages

-------------------                                     ----------------------
CUSIP NO. 46202P103             13D                     PAGE 8 OF 17 PAGES
-------------------                                     ----------------------
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Mark W. Perry
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [ ]
                                                                 (b)  [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) [ ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0 shares
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                7,518,257 shares
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                7,518,257 shares
------------------------- ----- ------------------------------------------------

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,518,257 shares
------- ------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)
------- ------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.3%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ------------------------------------------------------------------------

                               Page 8 of 17 pages

-------------------                                     ----------------------
CUSIP NO. 46202P103             13D                     PAGE 9 OF 17 PAGES
-------------------                                     ----------------------
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Scott D. Sandell
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [ ]
                                                                 (b)  [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) [ ]
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0 shares
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                7,518,257 shares
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                7,518,257 shares
------------------------- ----- ------------------------------------------------

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,518,257 shares
------- ------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)
------- ------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.3%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ------------------------------------------------------------------------

                               Page 9 of 17 pages

-------------------                                     ----------------------
CUSIP NO. 46202P103             13D                     PAGE 10 OF 17 PAGES
-------------------                                     ----------------------
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Eugene A. Trainor III
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [ ]
                                                                 (b)  [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) [ ]
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0 shares
       NUMBER OF           -----------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                7,518,257 shares
          EACH             -----------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                7,518,257 shares
------------------------- ----- ------------------------------------------------

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,518,257 shares
------- ------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)
------- ------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.3%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ------------------------------------------------------------------------

                               Page 10 of 17 pages

                                  Schedule 13D

Item 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock, $.01 par value (the "Common Stock") of Iomai Corporation (the "Issuer") having its principal executive office at 200 Firstfield Road, Suite 250, Gaithersburg, Maryland 20878.

Item 2.    IDENTITY AND BACKGROUND.

     This statement is being filed by New Enterprise Associates 10, Limited Partnership ("NEA 10"), NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of NEA 10, and Michael James Barrett ("Barrett"), Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor"), (collectively, the "General Partners"). The General Partners are the individual general partners of NEA Partners 10. NEA 10, NEA Partners 10 and the General Partners are sometimes referred to collectively herein as the "Reporting Persons."

     The address of the principal business office of NEA 10, NEA Partners 10, Barrett, Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, MD 21202. The address of the principal business office of Kramlich, Perry and Sandell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, One Freedom Square, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

     The principal business of NEA 10 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 10. The principal business of each of the General Partners is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses.

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of NEA 10 and NEA Partners 10 is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     NEA 10 purchased 1,572,958 Units in a private transaction on March 2, 2007 (the "Transaction"). Each Unit consists of one share of Common Stock (the "New Shares"), one warrant to purchase 550,535 shares of Common Stock that is exercisable at any time until March 2, 2012, and one warrant to purchase 550,535 shares of Common Stock that is exercisable until four months following the effective date of the registration statement that will register the underlying Common Stock (collectively, the "Warrant Shares"). The working capital of NEA 10 was the source of the funds for the purchase. No part of the purchase price paid by NEA 10 was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the New Shares (as defined below). Barrett is a member of the Issuer's board of directors and is also a general partner of NEA Partners 10, which is the general partner of NEA 10.

                               Page 11 of 17 pages

Item 4.    PURPOSE OF TRANSACTION.

     NEA 10 acquired the New Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 10 and other Reporting Persons may dispose of or acquire additional Shares of the Issuer. Barrett is a member of the Board of Directors. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) NEA 10 is the record owner of 6,417,186 shares of Common Stock and holds warrants to purchase 1,101,071 shares of Common Stock exercisable within 60 days, and thus may be deemed to be the beneficial owner of 7,518,257 shares of Common Stock (the "Record Shares"). As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the Record Shares. As the individual general partners of NEA Partners 10, each of the General Partners also may be deemed to own beneficially the Record Shares.

          Each of the Reporting Persons may be deemed to own beneficially 28.3% of the Issuer's Common Stock, which percentage is calculated based upon the 25,487,255 shares outstanding, as determined by adding the 19,195,427 shares reported to be outstanding in the Issuer's most recent Form 10-Q, which was filed with respect to the period ending September 30, 2006, to the 6,291,828 shares of Common Stock sold to NEA 10 and others in the Transaction, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act. Each of the Reporting Persons, except NEA 10, disclaims beneficial ownership of the Record Shares and the Warrant Shares except to the extent of their pecuniary interest therein, if any.

                               Page 12 of 17 pages

     (b)  Regarding the number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               0 shares for each of the Reporting Persons.

          (ii) shared power to vote or to direct the vote:

               7,518,257 shares for each Reporting Person.

          (iii) sole power to dispose or to direct the disposition:

               0 shares for each of the Reporting Persons.

          (iv) shared power to dispose or to direct the disposition:

               7,518,257 shares for each Reporting Person.

     (c) Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, New Shares beneficially owned by any of the Reporting Persons.

     (e) Peter T. Morris ceased to beneficially own five percent (5%) or more of the Issuer's Common Stock as of January 1, 2007.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Not applicable.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

           Exhibit 2 - Powers of Attorney regarding Schedule 13D filings.

                               Page 13 of 17 pages

                                   SIGNATURE
                                   ----------

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2007


NEW ENTERPRISE ASSOCIATES 10,
        LIMITED PARTNERSHIP

By:   NEA PARTNERS 10, LIMITED PARTNERSHIP
      General Partner

      By:         *
          --------------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP

      By:         *
         ---------------------------------
             Charles W. Newhall III
             General Partner

       *
-------------------------------
Michael James Barrett

       *
-------------------------------
Peter J. Barris

        *
-------------------------------
C. Richard Kramlich

       *
-------------------------------
Charles W. Newhall III

       *
-------------------------------
Mark W. Perry

       *
-------------------------------
Scott D. Sandell

       *
-------------------------------
Eugene A. Trainor III


                                   */s/ Louis S. Citron
                                   -----------------------------
                                   Louis S. Citron
                                   As attorney-in-fact


     This Agreement to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13D filing for Iomai Corporation and said Power of Attorney is incorporated herein by reference and a copy of which is attached as Exhibit 2.


                               Page 14 of 17 pages

EXHIBIT 1
---------

                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Iomai Corporation.

     EXECUTED this 11th day of March, 2007.


NEW ENTERPRISE ASSOCIATES 10,
        LIMITED PARTNERSHIP

By:   NEA PARTNERS 10, LIMITED PARTNERSHIP
      General Partner

      By:         *
          --------------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP

      By:         *
         ---------------------------------
             Charles W. Newhall III
             General Partner

       *
-------------------------------
Michael James Barrett

       *
-------------------------------
Peter J. Barris

        *
-------------------------------
C. Richard Kramlich

       *
-------------------------------
Charles W. Newhall III

       *
-------------------------------
Mark W. Perry

       *
-------------------------------
Scott D. Sandell

       *
-------------------------------
Eugene A. Trainor III


                                   */s/ Louis S. Citron
                                   -----------------------------
                                   Louis S. Citron
                                   As attorney-in-fact


This Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13D filing for Iomai Corporation and said Power of Attorney is incorporated herein by reference and a copy of which is attached as Exhibit 2.


                               Page 15 of 17 pages

EXHIBIT 2
---------
                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Charles W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 2nd day of February, 2007.

                                        /s/ Forest Baskett
                                        ---------------------------------------
                                        Forest Baskett

                                        /s/ M. James Barrett
                                        ---------------------------------------
                                        M. James Barrett

                                        /s/ Peter J. Barris
                                        ---------------------------------------
                                        Peter J. Barris

                                        /s/ Ryan Drant
                                        ---------------------------------------
                                        Ryan Drant

                                        /s/ Paul Hsiao
                                        ---------------------------------------
                                        Paul Hsiao

                                        /s/ Vladimir Jacimovic
                                        ---------------------------------------
                                        Vladimir Jacimovic

                                        /s/ Patrick J. Kerins
                                        ---------------------------------------
                                        Patrick J. Kerins

                                        /s/ Suzanne King
                                        ---------------------------------------
                                        Suzanne King

                                        /s/ Krisna Kolluri
                                        ---------------------------------------
                                        Krishna Kolluri

                                        /s/ C. Richard Kramlich
                                        ---------------------------------------
                                        C. Richard Kramlich

                                        /s/ Charles M. Linehan
                                        ---------------------------------------
                                        Charles M. Linehan


                               Page 16 of 17 pages

                                        /s/ Peter T. Morris
                                        ---------------------------------------
                                        Peter T. Morris

                                        /s/ John M. Nehra
                                        ---------------------------------------
                                        John M. Nehra

                                        /s/ Charles W. Newhall III
                                        ---------------------------------------
                                        Charles W. Newhall III

                                        /s/ Mark W. Perry
                                        ---------------------------------------
                                        Mark W. Perry

                                        /s/ Michael Raab
                                        ---------------------------------------
                                        Michael Raab

                                        /s/ Scott D. Sandell
                                        ---------------------------------------
                                        Scott D. Sandell

                                        /s/ Eugene A. Trainor III
                                        ---------------------------------------
                                        Eugene A. Trainor III

                                        /s/ Sigrid Van Bladel
                                        ---------------------------------------
                                        Sigrid Van Bladel

                                        /s/ Ravi Viswanathan
                                        ---------------------------------------
                                        Ravi Viswanathan

                                        /s/ Harry Weller
                                        ---------------------------------------
                                        Harry Weller

                              Page 17 of 17 pages